Exhibit 99.1

Thomson Reuters Outlines Steps to Complete the Return of US$10 Billion to Shareholders and Announces Dividend Increase

US$6.5 billion returned under substantial issuer bid/tender offer

US$2.5 billion return of capital and share consolidation expected to be completed in November

US$1 billion to be returned through share buybacks

$0.02 annualized dividend increase effective in Q4 2018, 25th consecutive year of increases

TORONTO, October 8, 2018 – Thomson Reuters (TSX/NYSE: TRI) today finalized its planned uses of proceeds from the recently completed sale of a 55% interest in its Financial & Risk (F&R) business. The company also announced that its Board of Directors approved an US$0.02 annualized dividend increase to US$1.40 per share.

As previously disclosed, the company is in the process of returning US$10 billion of the F&R transaction proceeds to its shareholders through a combination of the following steps:

•	Approximately US$6.5 billion is being returned in connection with the settlement of its substantial issuer bid/tender offer (SIB) on or around October 9.

•

Approximately US$2.5 billion will be returned to its shareholders through a return of capital transaction consisting of a cash distribution of US$4.45 per common share and a share consolidation, or “reverse stock split”, which will reduce the number of outstanding common shares on a basis that is proportional to the cash distribution.

•

Approximately US$1 billion will be returned to shareholders through share repurchases under its normal course issuer bid (NCIB). US$556 million of this amount has been repurchased this year and an additional US$444 million of shares is expected to be repurchased later this year and in 2019.

Approximately US$4 billion of debt has been repaid since closing the F&R transaction (including through a recently completed debt redemption and debt tender offer).

The company plans to maintain approximately US$2 billion of cash on its balance sheet to fund focused acquisitions and utilize approximately US$1 billion to cover F&R transaction-related expenses, including cash taxes, pension contributions, bond redemption costs, one-time costs and other fees and outflows related to the transaction.

Final Results of Substantial Issuer Bid/Tender Offer

Thomson Reuters has taken up and purchased for cancellation approximately 138.0 million common shares at a purchase price of US$47.00 per share, for a total cost of approximately US$6.5 billion. The shares purchased represented 19.7% of the shares issued and outstanding on a non-diluted basis at the time that the SIB was announced in late August. After giving effect to the SIB, approximately 563 million shares will be issued and outstanding. The company’s principal shareholder, The Woodbridge Company Limited and its affiliates (Woodbridge), made a proportionate tender, which maintained its proportionate equity ownership in Thomson Reuters at approximately 64% upon completion of the SIB.

Payment and settlement for the purchased shares will be effected by Computershare Trust Company of Canada in accordance with settlement procedures described in the SIB and applicable law. The full details of the SIB are described in the offer to purchase and issuer bid circular dated as of August 28, 2018, letter of transmittal, notice of guaranteed delivery and other related documents.

To assist shareholders in determining the tax consequences of the SIB, Thomson Reuters estimates that for the purposes of the Income Tax Act (Canada), the paid-up capital per common share was approximately C$13.32 and the “specified amount” (for purposes of subsection 191(4) of the Income Tax Act (Canada)) was C$58.96 as of October 2, 2018.

Thomson Reuters Outlines Steps to Complete the Return of US$10 Billion to Shareholders and Announces Dividend Increase

Return of Capital Transaction

Thomson Reuters also announced that a special meeting of shareholders will be held on Monday, November 19, 2018 at 2:00 p.m. (Toronto time) where shareholders will be asked to approve the distribution of US$4.45 in cash per common share, or approximately US$2.5 billion in the aggregate, to holders of common shares and a consolidation of outstanding common shares (or “reverse stock split”) on a basis that is proportional to the cash distribution. To that end, the share consolidation ratio will be based on the volume weighed average trading price of the common shares on the New York Stock Exchange for the five trading days immediately prior to the return of capital becoming effective.

Return of Capital Transaction—Using Illustrative Share Consolidation Ratio

The proposed transaction is intended to distribute cash on a basis that is generally expected to be tax-free for Canadian tax purposes. Taxable non-Canadian resident shareholders (which include taxable U.S. resident shareholders and others) will be able to opt out of the transaction. This right to opt out is being provided to those shareholders because in jurisdictions other than Canada the tax consequences of not participating in the transaction may be preferable to those associated with participating in the transaction. A taxable non-Canadian resident shareholder that chooses to opt out will not receive the cash distribution and will continue to hold the same number of Thomson Reuters shares that they currently hold. Taxable non-Canadian resident shareholders are strongly urged to read the management proxy circular and other related materials carefully and to consult with their financial, tax and legal advisors prior to making any decision with respect to the transaction.

The proposed transaction requires approval by at least two-thirds of the votes cast at the special meeting. The board of directors of the company is unanimously recommending that shareholders vote in favor. Woodbridge has indicated that it plans to do so and, accordingly, it is expected that the shareholder vote will pass. The transaction also requires the approval of the Ontario Superior Court of Justice (Commercial List). If shareholder and court approval are obtained, Thomson Reuters expects to effect the proposed transaction by the end of November.

Full details of the proposed transaction will be described in the company’s management proxy circular and other related materials. Those documents are expected to be mailed to shareholders, filed with applicable Canadian securities

Thomson Reuters Outlines Steps to Complete the Return of US$10 Billion to Shareholders and Announces Dividend Increase

regulatory authorities and made available without charge on SEDAR at www.sedar.com and made available without charge on EDGAR at www.sec.gov, and posted on the company’s website at www.thomsonreuters.com, on or about October 23, 2018.

Dividend Increase

The Thomson Reuters Board of Directors approved a US$0.02 per share annualized increase in the dividend to US$1.40 per common share. A quarterly dividend of US$0.35 per share is payable on December 17, 2018 to common shareholders of record as of November 15, 2018.

This news release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares.

Thomson Reuters

Thomson Reuters (TSX/NYSE: TRI) is the world’s leading provider of news and information-based tools to professionals. Our worldwide network of journalists and specialist editors keep customers up to speed on global developments, with a particular focus on legal, regulatory and tax changes. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

Thomson Reuters Outlines Steps to Complete the Return of US$10 Billion to Shareholders and Announces Dividend Increase

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including statements relating to the timing of payment and settlement for shares purchased under the SIB, the number of shares that will be issued and outstanding after completion of the SIB, timing for the approval and implementation of the return of capital transaction; the anticipated tax treatment for shareholders participating in the transaction and those opting out; the expected use of proceeds of the F&R transaction; and future share purchases under the company’s NCIB. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including other factors discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that the SIB or a return of capital/share consolidation transaction will be completed or that other events described in any forward-looking statement will materialize. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 416 649 9904 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com